Exhibit 99.1

94% Increase in Indicated Resource in Updated NI 43-101 Mineral Resource Estimate for Lemarchant Deposit, Newfoundland

NZC-TSX
CZICF-OTCQB

VANCOUVER, Sept. 20, 2018 /CNW/ - NorZinc Ltd (TSX: NZC; OTCQB: CZICF) ("NorZinc" or "the Company") is pleased to report an updated National Instrument 43-101 (NI 43-101) Mineral Resource Estimate for the 100% owned Lemarchant zinc-lead-copper-gold-silver volcanogenic massive sulphide (VMS) deposit and results of the recent barite metallurgical study.  The Lemarchant deposit is part of NorZinc's 140 km2 land package in Newfoundland, located 20 km from Teck's past-producing Duck Pond copper-zinc mine.

Highlights include:

  Indicated Resource of 2.42 million tonnes grading 6.15% zinc, 1.60% lead, 0.68% copper, 1.22 g/t gold, 64.0 g/t silver and 23.5% barite (at 4.0% Zinc Equivalent cutoff)
  Inferred Resource of 0.56 million tonnes grading 4.68% zinc, 1.08% lead, 0.45% copper, 1.06 g/t gold, 44.7 g/t silver and 13.1% barite (at 4.0% Zinc Equivalent cutoff)
  Total contained metal in the Indicated Resource has increased by 123% zinc, 162% lead, 129% copper, 136% gold and 111% silver from prior 2012 resource estimate.
  Barite metallurgical study produced a 97.75% barite concentrate in bench scale tests.
  Additional drilling since the last resource estimate has improved the understanding and modelling of the deposit which now can be applied to further exploration.

"We are very pleased with the results of this resource update at Lemarchant, with significant improvements in the indicated resource and metal grades, as well as an overall increase in the size of the deposit." stated President & CEO of NorZinc, Don MacDonald. "Results from the recently completed barite metallurgical study indicate a high grade barite concentrate is potentially viable, which could raise the overall gross metal value of the deposit".

Mineral Resource Estimate Update

NorZinc contracted Mercator Geological Services Limited of Dartmouth, Nova Scotia to update the Lemarchant Mineral Resource Estimate on completion of the 2017 drill programs. The updated Mineral Resource estimate for Lemarchant has an effective date of September 20, 2018 and is based on information provided from 165 drillholes, totaling 52,952 metres, completed between 1991-1993 and 2007-2017. Between 2013 and 2017, NorZinc completed 91 drillholes and 8 drillhole extensions for 28,455 metres, all of which post-date the last NI 43-101 Mineral Resource Estimate prepared for the deposit in 2012. A summary of the new Mineral Resource Estimate at a cut-off grade of 4% Zinc Equivalent ("ZnEq") appears in Table 1 below. Table 2 presents the deposit's calculated contained metal based on the Mineral Resource Estimate.

Table 1: Lemarchant Deposit Mineral Resource Estimate at 4.0% ZnEq Cutoff Effective September 20, 2018
Category	Tonnes	Zn (%)	Pb (%)	Cu (%)	Au (g/t)	Ag (g/t)	ZnEq (%)	BaSO4 (%)
Indicated	2,420,000	6.15	1.60	0.68	1.22	64.04	12.40	23.53
Inferred	560,000	4.68	1.08	0.45	1.06	44.67	9.31	13.11

Table 2: Mineral Resource Estimate Contained Metal
Category		Zn (M lbs)	Pb (M lbs)	Cu (M lbs)	Au (K oz)	Ag (M oz)		Barite (tonnes)
Indicated		328.1	85.3	36.3	0.95	5.0		570,000
Inferred		57.8	13.3	5.6	0.19	0.8		73,000
1.	Resource tonnages have been rounded to the nearest 10,000. Totals may vary due to rounding.
2.	Price assumptions used were in USD $1.10/lb Zn, $1.00/lb Pb, $3.21/lb Cu, $1351/oz Au, and $19/oz Ag.
3.	Metal recoveries used were 91.46% Zn, 82.42% Pb, 79.50% Cu, 84.23% Au and 68.22% Ag and are based on the 2017 Central Milling Facility Assessment prepared by Thibault & Associates Ltd.
4.	ZnEq% = Zn% + ((Pb% * 22.046 * 0.8242*1.00) + (Cu% * 22.046 * 0.795 * 3.21) + (Ag g/t/31.10348 * 0.6822 * 19) + (Au g/t/31.10348 * 0.8423 * 1351))/(1.10 * 22.046 *0.9146)
5.	BaSO4% (Barite) is not included in the ZnEq% calculation
6.	A full block grade cut-off of 4.0 % ZnEq was used to estimate Mineral Resources
7.	Assay composites (1 meter) were capped at 36% Zn, 14.5 g/t Au, and 550 g/t Ag in the Mineralized domains, at 2.2% Cu, 4.6 g/t Au and 105 g/t Ag in the Upper Footwall domains, at 4.8% Zn and 8 g/t Ag in the Lower Footwall Domains and at 2% Zn, 5.2 g/t Au, and 48 g/t Ag in the Mudstone domains.
8.	Results of an interpolated Ordinary Kriging bulk density model have been applied
9.	Mineral Resources are considered to reflect reasonable prospects for economic extraction in the foreseeable future using conventional underground mining methods
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	This estimate of Mineral Resources may be materially affected by environmental, permitting, legal title, taxation, sociopolitical, marketing, or other relevant issues.

Mineral Resource Estimation Approach and Parameters

The updated Mineral Resource Estimate set out in Table 1 incorporates significant new exploration information in the geological interpretation and grade estimation, providing a more refined resource model in known areas as well as expanding the resource base in new areas.

The Mineral Resource Estimate is based on 2 adjacent zones of VMS style mineralization, the Main Zone and Northwest Zone. 3D solid models of massive to semi-massive sulphide mineralization and stockwork footwall mineralization reflecting a minimum grade of 1% ZnEq constrained resource volumes using partial percent estimation. GEOVIA Surpac ® 6.8.1 software was used to assign block grades for zinc (%), lead (%), copper (%), gold (g/t), silver (g/t), and barite (%) for Indicated and Inferred Mineral Resources using Ordinary Kriging interpolation methodology and capped 1 metre ("m") downhole assay composites. Up to three interpolation passes were applied using progressively increasing ellipsoid ranges. Block size is 5 m * by 5 m (y) by 5 m (z). Resource categorization was applied using discrete solid models developed from contributing drill hole and assay parameters. Additional information regarding the Mineral Resource Estimate methodology can be found in the Technical Report to be filed on SEDAR within 45 days of the disclosure of this news release.

Barite Metallurgical Study

In 2018, NorZinc contracted Thibault & Associates Inc. of Fredericton, New Brunswick to complete an initial barite metallurgical test program aimed at assessing the ability to produce a high grade barite (BaSO4) concentrate from the Lemarchant deposit. The base metal flotation tailings from the 2017 metallurgical program (see news release dated March 7, 2017) were used to assess the barite flotation and are assumed to be typical of tailings from the Lemarchant base metals sequential flotation circuit. The tailing samples utilized for the study contained 21.3% barite.

The bench scale flotation tests indicate that a commercially proven flotation reagent scheme can achieve a selective barite flotation. The results of the open circuit testing demonstrate that a concentrate grade of up to 97.75% barite may be a technically viable product from the Lemarchant deposit.  Measures to improve the dynamics of the barite flotation have not been completed and locked cycle metallurgical testing is recommended to further define the copper, lead, zinc and barite concentrate grades and quality.

Background

The Lemarchant zinc-lead-copper-gold-silver deposit is hosted in the Late Cambrian Tally Pond volcanic belt that is host to the past producing Duck Pond copper-zinc mine and numerous other base metal prospects. Sulphide mineralization at Lemarchant is hosted in altered felsic volcanic rocks and has been traced over 600 metres in a north-south direction.

The Lemarchant deposit consists of two stratiform semi-massive to massive sulphide-barite zones and underlying stringer zones termed the Main Zone and the Northwest Zone. The Main Zone mineralization is located approximately 120 to 210 metres below surface, dips gently to the east, and is truncated by the Lemarchant fault down dip. The Northwest Zone is located approximately 250 metres to the northwest of the Main Zone at 300 to 350 metres below surface, dips gently to the west, and is truncated by gabbroic intrusion(s) to the east and by faults to the west. The deposit remains open along strike to the north and south.

Paragon Minerals Corporation ("Paragon") discovered the Lemarchant deposit in 2007 and produced an initial NI 43-101 Mineral Resource estimate in 2012 that consisted of an Indicated Resource of 1.24 million tonnes grading 5.38% Zn, 1.19% Pb, 0.58% Cu, 1.01 g/t Au and 59.2 g/t Ag; and an Inferred Resource of 1.34 million tonnes grading 3.70% Zn, 0.86% Pb, 0.41% Cu, 1.0 g/t Au and 50.41 g/t Ag using a 7.5% ZnEq cut-off (see Paragon NI 43-101 Technical Report dated March 2, 2012; filed on SEDAR).

NorZinc acquired Paragon in September 2012. Drilling by NorZinc has resulted in the discovery of the Northwest Zone, addition of mineralization up-dip of the Main Zone, and further overall definition of the Lemarchant deposit.

Qualified Persons

The resource mineral estimate was prepared by Mr. Matthew Harrington, P. Geo. and Mr. Michael Cullen, P. Geo., of Mercator Geological Services Limited, based in Dartmouth, Nova Scotia, Canada. Both are Independent Qualified Persons as defined by NI 43-101. The Mineral Resource estimate in this news release has been classified in accordance with CIM Definition Standards on  Mineral Resources and Mineral Reserves (May 14, 2014).  Mr. Cullen and Mr. Harrington have read and approved the contents of this news release, as it relates to the disclosed Mineral Resource Estimate.

In accordance with NI 43-101, a Technical Report will be filed on SEDAR within 45 days of the disclosure of this news release. For the purposes of this news release, Mr. Michael J. Vande Guchte, P. Geo., Vice President Exploration NL of NorZinc is the designated non-Independent Qualified Person, and has reviewed and approved the technical and scientific contents of this press release.

About NorZinc

NorZinc is a TSX-listed exploration and development company trading under the symbol "NZC". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories.

The Company also owns an extensive land package in Newfoundland that it is exploring for zinc-lead-copper-gold-silver deposits including the South Tally Pond project, Tulks South project and Long Lake project. The Company's exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE NorZinc Ltd.

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For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC, V6B 4N9, Tollfree:1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson, VP, Corporate Development, (416) 203-1418, Suite 1805 55 University Avenue, Toronto, ON, M5J 2H7, steve.dawson@norzinc.com, E-mail: info@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 07:00e 20-SEP-18